Suite 3120, Park Place 666 Burrard Street Vancouver, BC Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 19 - 2007

SEPTEMBER 13, 2007
AURIZON SIGNS AGREEMENT WITH LAKE SHORE TO ACCELERATE EXPLORATION OF THE CASA BERARDI PROJECT IN QUEBEC

Vancouver, BC – Aurizon Mines Ltd. (ARZ-TSX; AZK-AMEX) (“Aurizon”) is pleased to announce that they have entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in Aurizon’s large land position surrounding its Casa Berardi Mine (the “Casa Berardi Exploration Property”).  The Casa Berardi Exploration Property is located outside of Aurizon’s existing mining leases and outside of its 100% owned Casa Berardi Mine, which hosts proven mineral reserves of 1.2 million ounces
(4.7 million tonnes at 7.7 grams per tonne gold) along with mineral resources totaling approximately 526,000 ounces (3.1 million tonnes at 5.3 grams per tonne gold) in the measured and indicated category and an additional one million ounces (5 million tonnes at 6.6 grams per tonne gold) in the inferred category.  Information required by NI 43-101 is contained in the Technical Report dated October 26, 2005 under Aurizon’s profile on www.sedar.com.

The Casa Berardi Exploration Property covers 227 claims in an east and west block surrounding the Casa Berardi Mine and covers an area of 11,594 hectares along a 30-kilometre section of the Casa Berardi fault.  The Casa Berardi fault is a major structural zone that is host to a number of gold and base metal deposits.  Numerous gold showings occur within the Casa Berardi Exploration Property, which have only been subject to limited exploration since their discovery in the 1980s.

“Aurizon’s Casa Berardi Project is a very large property extending for 37 kilometres along the highly prospective Casa Berardi fault” said David Hall, Aurizon’s President and CEO.  “Aurizon’s short-term focus is to increase mineral reserves and resources at the Casa Berardi Mine, close to the Mine’s existing infrastructure, within the current mining leases.  To achieve these objectives, we have developed and are executing a three year program comprising surface and underground drilling, and underground development along the approximate 7 kilometre distance between the West Mine and East Mine area.  We are delighted to work with Lake Shore’s experienced exploration team, some of whom have had prior experience at Casa Berardi, in order to further unlock the exploration potential of our large surrounding property at Casa Berardi.”

Aurizon Mines Ltd.
Aurizon Signs Agreement with Lake Shore to Accelerate Exploration of the Casa Berardi Project in Quebec
September 13, 2007
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Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year. Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore will each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the Specific Property by funding the costs of a feasibility study.  Any ore produced from the Casa Berardi Exploration Property will be processed at Aurizon’s 100% owned Casa Berardi milling facility.

Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Michel Gilbert, ing., Vice President, a “Qualified Person” as defined by National Instrument 43-101.

Additional Information

A sketch is attached showing the area that Lake Shore will be exploring, outside of the mining leases and Casa Berardi Mine area.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that the Company’s 100% owned Casa Berardi Mine will produce in excess of 1,000,000 ounces of gold over its initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.
Aurizon Signs Agreement with Lake Shore to Accelerate Exploration of the Casa Berardi Project in Quebec
September 13, 2007
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FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Aurizon’s strategic plans, work programs, anticipated timing for completion of preliminary economic assessment and updated resource and reserve estimates. Forward-looking statements express, as at the date of this News Release, the Aurizon’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and Aurizon does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Technical Report for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available under Aurizon’s profile on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, Aurizon is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  Aurizon is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, Aurizon describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  Aurizon may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

For more information, please contact:

AURIZON MINES LTD.
David Hall President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, ing. Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

We’ve Moved
Please make a note our new address
Aurizon Mines Ltd.
Suite 3120, Park Place

666 Burrard Street
Vancouver, BC  CANADA
V6C 2X8